Exhibit (a)(1)(viii)

                            MICKEL SIBLINGS ANNOUNCE
              COMMENCEMENT OF OFFER TO ACQUIRE BALANCE OF STOCK OF
                               RSI HOLDINGS, INC.

      GREENVILLE, SC (January 28, 2005) -- BCM Acquisition Corp. ("BCM"), a South Carolina corporation, today announced that it has commenced a cash tender offer to purchase all of the outstanding shares of RSI Holdings, Inc. ("RSI") for $0.10 per share net to the seller in cash. BCM's shareholders are three adult siblings, Buck A. Mickel, Charles C. Mickel and Minor Mickel Shaw (the "Mickel siblings"). Buck A. Mickel is RSI's President and Chief Executive Officer, Charles C. Mickel is RSI's Vice President, and they are two of RSI's four directors. The Mickel siblings currently own approximately 76% of the outstanding common stock of RSI.

      In addition to other conditions, the tender offer is conditioned upon BCM acquiring sufficient RSI shares such that, after those shares are purchased pursuant to the Offer and the Mickel siblings have contributed their RSI shares to BCM, BCM would own at least 90% of RSI's voting stock. The offer is not conditioned on BCM obtaining any financing or the approval of RSI's board of directors. Upon satisfaction or waiver of the conditions to the offer, the Mickel siblings will contribute their RSI shares to BCM.

      If the offer is successful, BCM intends to effect a merger of RSI into itself and will seek to deregister RSI as a public company with the Securities and Exchange Commission ("SEC"), after which RSI would be a private company wholly owned by the Mickel siblings.

      The commencement and completion of the tender offer and, if the tender offer is completed, the consummation of the merger, will not require any approval by RSI's board of directors or shareholders, and BCM has not asked RSI's board of directors or shareholders to approve the tender offer or the merger.

      The offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City Time, on Friday, March 11, 2005, unless extended by BCM.

      The complete terms and conditions of the offer are set forth in an Offer to Purchase, a letter of transmittal and other related materials which are being filed with the SEC and distributed to RSI shareholders. RSI shareholders and other interested parties are urged to read the Offer to Purchase and such related materials because they will contain important information. RSI shareholders will also be able to obtain such documents free of charge at the SEC's website, www.sec.gov, or by contacting Georgeson Shareholder Communications Inc., the Information Agent for the transaction, at (212) 440-9800 (banks and brokers) and, for all others, toll free at (888) 264-7027.

      This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the SEC.